FORM 4

OMB APPROVAL /OMB Number: 3235-0287

Expires: December 31, 2001

Estimated average burden hours per response ...0.5

[X] Check this box if no longer subject to

Section 16. Form 4 or Form 5 obligations

may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[x] Check this box if no longer subject to Section 16. Form 4 or Form

5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Mark A. Gherardi

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Last/First/Middle

47 Grandview Road

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Street

Barre, VT 05641

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City/State/Zip

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2. Issuer Name and Ticker or Trading Symbol

Rock of Ages Corporation "ROAC"

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

12/00

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[ ] Director

[ ] 10% Owner

[x] Officer (give title below)

[ ] Other (specify below)

Senior Vice President of Manufacturing

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7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Person

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially

Owned

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1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Class A Common Stock	12/19/00	C		75,000	A	**		D
Class A Common Stock	12/11/00	S		83,000	D	$4.1875		D
Class A Common Stock	12/08/00	S		84,573	D	$4.1875		D
Class A Common Stock	12/12/00	S		50,000	D	$4.1875		D
Class A Common Stock	12/22/00	S		45,000	D	$4.1875		D
Class A Common Stock	12/27/00	S		30,000	D	$4.1875	0	D

Reminder: report on a separate line for each class beneficially owned directly or indirectly

*If the form is filed by more than one reporting person, see instruction

4(b)(v).

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially

Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$3.59	12/19/00	M			75,000	1/2/96*	1/2/01	Class B Common Stock*	75,000			D
Class B Common Stock	1-for-1**	12/19/00	M		75,000		**	**	Class A Common Stock	75,000			D
Class B Common Stock	1-for-1**	12/19/00	C			75,000	**	**	Class A Common Stock	75,000	**	0	D

Explanation of Responses:

*Options are exercisable in equal annual installments of 20% per year commencing on the date of grant.

**Shares of Class B Common Stock are convertible on a share-for-share basis into Class A Common Stock at any time at the option of the holder, and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Issuer's Certificate of Incorporation).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/Mark A. Gherardi

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**Signature of Reporting Person

Date: January 4, 2001